SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 12, 2017

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, September 12, 2017 regarding “Ericsson announces changes to executive team”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: September 12, 2017

PRESS RELEASE SEPTEMBER 12, 2017

Ericsson announces changes to executive team

•	Niklas Heuveldop appointed Head of Market Area North America

•	Will be acting in role as Chief Strategy Officer, Head of Technology & Emerging Business

•	Heuveldop remains Senior Vice President and member of Ericsson’s Executive Team

Ericsson (NASDAQ: ERIC) has appointed Niklas Heuveldop to be Head of Market Area North America, effective September 12, 2017. In addition to his current role as Chief Strategy Officer and Head of Technology & Emerging Business, he has also been Acting Head of Market Area North America since May 2017. He will now, on a permanent basis, lead the organization of approximately 11,500 employees in serving Ericsson’s customers in the United States and Canada with industry-leading technology and services.

Heuveldop will, until further notice, be acting in his former role as Chief Strategy Officer, Head of Technology & Emerging Business.

Börje Ekholm, Ericsson President and CEO, says: “Niklas has maximized his energy and time to put the customer first in North America for the past few months, as Acting Head of North America. Together, we decided that it made the most sense for our customers and our employees to make his role there permanent.”

Niklas Heuveldop, new Head of Market Area North America, says: “This market is incredibly exciting, with leading-edge innovation and outstanding scale. We have successfully established unique partnerships with our customers in North America, allowing us to jointly pioneer new technologies across one of the most competitive markets in the world. I truly look forward continuing to partner with our customers as they accelerate their digital transformation on the path to 5G and new business opportunities in IoT, for example.”

Ericsson in North America was established in 1902 in Buffalo, New York. The Market Area is currently headquartered in Plano, Texas and has 31 office sites in the US and Canada, including major research hubs in Montreal. In Q2 2017, sales in North America were SEK 12.5 b.

NOTES TO EDITORS

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PRESS RELEASE SEPTEMBER 12, 2017

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Ericsson is a world leader in communications technology and services with headquarters in Stockholm, Sweden. Our organization consists of more than 111,000 experts who provide customers in 180 countries with innovative solutions and services. Together we are building a more connected future where anyone and any industry is empowered to reach their full potential. Net sales in 2016 were SEK 222.6 billion (USD 24.5 billion). The Ericsson stock is listed on Nasdaq Stockholm and on NASDAQ in New York. Read more on www.ericsson.com.